1.	THE PARTIES

2.	DESCRIPTION OF THE ASSET(S)

3.	SALE AND PURCHASE

4.	PURCHASE PRICE AND PAYMENT

The purchase price to be paid to the Seller by the Buyer for the Asset(s) shall be Two Hundred Thousand and 00/100 (US $200,000.00) Unites States Dollars (the “Purchase Price”), payable on or before seven days from the date of execution (the “Closing Date”).

5.	INSPECTION PERIOD

6.	CONDITIONS FOR THE CLOSING

8.	NOTICES

9.	BINDING AGREEMENT

10.	SEVERABILITY

11.	BINDING ARBITRATION

In the event of any dispute, claim, question, or disagreement arising from or relating to this Agreement or the breach thereof, the Parties hereto shall use their best efforts to settle the dispute, claim question, or disagreement. To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to both Parties. If they do not reach such a solution within a period of sixty (60) days, then, upon notice by either Party to the other, all disputes, claims, questions, or disagreements shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules including the Optional Rules for Emergency Measures of Protection, and judgment on any award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

12.	GOVERNING LAW

13.	MULTIPLE COUNTERPARTS

14.	ENTIRE AGREEMENT

This Agreement, including and together with any related exhibits, schedules, attachments, and appendices, constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, regarding such subject matter.

In Witness Whereof, the Parties hereto have executed this Agreement as of the last date written below.

BILL OF SALE

THIS BILL OF SALE is made as of the 5th day of March, 2024, by EASY MODULAR MANUFACTURING, INC., a Minnesota Corporation having a business address of 40 Good Counsel Dr., Suite 200, Mankato, MN 56001 (“Seller”), in favor of CHINA SOLAR AND CLEAN ENERGY SOLUTIONS, INC., a Nevada corporation having a business address at 2 Valley View Dr., Avon, NY 14414 (“Buyer”). This Bill of Sale is being executed pursuant to the terms of that certain Asset Purchase Agreement (“Asset Purchase Agreement”), dated March 1, 2024, by and between Seller and Buyer.

1.	Seller does hereby transfer, grant, convey, assign, and relinquish exclusively to Buyer all of Seller’s right, title, and interest in the property described on Schedule 1 of the Asset Purchase Agreement, which schedule is also attached hereto and incorporated herein (the “Assets”).
2.	Seller represents and warrants that Buyer shall receive, complete and exclusive right, title, and interest in and to all of the Assets free and clear of all claims, liens and encumbrances as of the date hereof.

The undersigned, being duly authorized, has executed this Bill of Sale as of the date first above written.

EASY MODULAR MANUFACTURING, INC.

By: Mark Gaalswyk, CEO Date: March 1, 2024